                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                             LANIER WORLDWIDE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   51589L10-5
                                 (CUSIP Number)

                              SCOTT T. MIKUEN, ESQ.
                               HARRIS CORPORATION
                            1025 WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32919

                                 (321) 727-9100
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               NOVEMBER 29TH, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall not be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 15 pages)

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 2 of 15
---------------------------                             ------------------------

-------------- -----------------------------------------------------------------------------------------------------

      1        Names of Reporting Person:                                             Harris Corporation
               I.R.S. Identification No. of Above Person (entity only)                34-0276860

-------------- -----------------------------------------------------------------------------------------------------

      2        Check the Appropriate Box if a Member of a Group*                                    (a) [_]
                                                                                                    (b) [_]

-------------- -----------------------------------------------------------------------------------------------------

      3        SEC Use Only

-------------- -----------------------------------------------------------------------------------------------------

      4        Source of Funds*                                                       OO

-------------- -----------------------------------------------------------------------------------------------------

      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

-------------- -----------------------------------------------------------------------------------------------------

      6        Citizenship or Place of Organization                                   Delaware

-------------- -----------------------------------------------------------------------------------------------------

                               7     Sole Voting Power                                            8,785,958

     Number of Shares        ------- -------------------------------------------------------------------------------
       Beneficially
       Owned by Each           8     Shared Voting Power                                                 -0-
   Reporting Person With     ------- -------------------------------------------------------------------------------

                               9     Sole Dispositive Power                                       8,785,958

                             ------- -------------------------------------------------------------------------------

                               10    Shared Dispositive Power                                            -0-

---------------------------- ------- -------------------------------------------------------------------------------

     11        Aggregate Amount Beneficially Owned by Each Reporting Person                       8,785,958

-------------- -----------------------------------------------------------------------------------------------------

     12        Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                         [_]

-------------- -----------------------------------------------------------------------------------------------------

     13        Percent of Class Represented by Amount in Row (11)                                             [_]
                                                                                      10.4%

-------------- -----------------------------------------------------------------------------------------------------

     14        Type of Reporting Person*                                              CO

-------------- -----------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 3 of 15
---------------------------                             ------------------------


         This Statement on Schedule 13D is filed by Harris Corporation with respect to the common stock, $.01 par value, of Lanier Worldwide, Inc., a Delaware corporation.

         The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto, and incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Lanier Worldwide, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 2300 Parklake Drive, Atlanta, Georgia 30345.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Harris Corporation, a Delaware corporation ("Harris").

         Harris is an international company focused on communications equipment for voice, data and video applications. Harris structures its operations around two segments: the Government Communications segment and the Commercial Communications segment. The Government Communications segment designs, develops, and produces state-of-the-art communication, information processing and electronic systems for the defense, air traffic, aerospace, telecommunications, and law enforcement markets. The Commercial Communications segment produces a comprehensive line of communications equipment and systems and applications solutions for television and radio broadcast, radio-communication, wireless access and telecommunications.

         Harris' principal business address and the address of its principal executive offices is 1025 West NASA Boulevard, Melbourne, Florida 32919.

         Schedule I to this statement lists the names, occupations and addresses of, and other information with respect to, the directors and executive officers of Harris (collectively, the "Individuals").

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 4 of 15
---------------------------                             ------------------------

         Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Harris is a Delaware corporation, and each of the Individuals is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Until November 5, 1999, the Issuer was a wholly-owned subsidiary of Harris. On November 5, 1999, Harris distributed 79,068,788 shares of Common Stock of the Issuer to the stockholders of record of Harris's common stock as of November 1, 1999 (the "Distribution"), which shares constituted approximately 90% of the Issuer's issued and outstanding shares of Common Stock as of such date, and retained the 8,785,958 shares of Common Stock to which this statement relates. As a result of the Distribution, the Issuer became an independent public company which is a reporting company under the Securities Exchange Act of 1934, as amended.

         The Distribution is more fully described in the Issuer's Registration Statement on Form 10 that was declared effective by the Securities and Exchange Commission on October 22, 1999 (File No. 1-15139), under the Securities Exchange Act of 1934, as amended.

         This Schedule 13D relates to a Voting and Tender Agreement, dated as of November 29, 2000 ("Voting and Tender Agreement") between Harris, Ricoh Company, Ltd. ("Ricoh") and LW Acquisition Corp., a wholly-owned subsidiary of Ricoh ("Merger Sub"), which agreement is described in Item 4 of this Schedule 13D.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer, Ricoh and Merger Sub, entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of November 29, 2000. Pursuant to the

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 5 of 15
---------------------------                             ------------------------

Merger Agreement, Merger Sub will offer to acquire all of the shares of Common Stock pursuant to a tender offer (the "Tender Offer") at a price of $3.00 per share in cash. Following completion of the Tender Offer and receipt of the Issuer's stockholder approval, if required, the Issuer will merge (the "Merger") with Merger Sub and each share of Common Stock not tendered in the Tender Offer will be converted into the right to receive $3.00 in cash. As a result of the Merger, the Issuer will become a wholly owned subsidiary of Ricoh.

         The Merger Agreement provides for Ricoh to commence the Tender Offer no later than December 13, 2000, for all of the outstanding shares of Common Stock. The closing of the Tender Offer and Merger are subject to the completion of the pending sale of the Issuer's voice products business and to customary terms and conditions, including the tender of the number of shares of Common Stock that constitute at least a majority of the outstanding shares of Common Stock on a fully diluted basis and receipt of all necessary government approvals, including expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act and approval of European Union anti-trust authorities.

         This summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference as Exhibit 1 hereto and is incorporated by reference in response to this Item 4.

         Concurrently with the execution and delivery of the Merger Agreement, Harris, Ricoh and Merger Sub entered into the Voting and Tender Agreement, pursuant to which Harris agreed, among other things, to tender its shares of Issuer Common Stock in the Tender Offer within ten (10) business days following the commencement of the Tender Offer (or, if later, five (5) business days following Harris' receipt of the applicable Tender Offer documents).

         The Voting and Tender Agreement also provides that Harris shall not, subject to applicable law, withdraw the tender of the Issuer Common Stock, except if (a) Ricoh or Merger Sub amend the Tender Offer without Harris' consent or reduce the price per share below $3.00 net to the seller in cash, (b) Harris is prohibited by a governmental authority from tendering the Issuer Common Stock, or (c) the Issuer's Board of Directors has not recommended to the stockholders of the Issuer, or has withdrawn its recommendation, that the stockholders tender their shares pursuant to the Tender Offer and approve the Merger Agreement and the subsequent Merger. In addition, the Voting and Tender Agreement provides that Harris shall not transfer, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, or otherwise dispose or transfer (whether by operation of law or by agreement or otherwise) any of its Issuer Common Stock or any right,

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 6 of 15
---------------------------                             ------------------------

title, or interest therein or thereto or enter into any contract, option or other agreement with respect to any of the foregoing.

         In the Voting and Tender Agreement Harris has made customary representations and warranties to Ricoh and Merger Sub including a representation and warranty relating to Harris' title to the Issuer Common Stock owned by it. Ricoh and Merger Sub have also made customary representations and warranties to Harris.

         In the Voting and Tender Agreement Harris also agreed that, at any meeting of the stockholders of the Issuer and in any action by consent of the stockholders of the Issuer, Harris will vote its Issuer Common Stock in a manner consistent with Section 2.01(b) of the Registration Rights Agreement (as defined below) which agreement provides that Harris will vote its Issuer Common Stock proportionally to the votes of all of the other voting shares of the Issuer.

         The Voting and Tender Agreement contains various covenants of Harris, including the following:

         (a) Harris will not enter into any agreement or grant a proxy or power of attorney with respect to its Issuer Common Stock that is inconsistent with the Voting and Tender Agreement.

         (b) Harris shall not by any action or omission cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusal, or agreements or limitations on its voting rights to attach to its Issuer Common Stock.

         (c) Harris shall not and shall not authorize or permit any of its subsidiaries, controlled affiliates, officers, directors, partners, employees, agents or representatives (including without limitation any investment bankers, financial advisors, attorneys or accountants) to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiate with, or provide any information to any person or group (other than Ricoh) concerning any Acquisition Proposal (as defined in the voting and Tender Agreement) or make a public announcement in support of any Acquisition Proposal or that encourages stockholders of the Issuer not to support the Tender Offer and the Merger.

         (d) Harris shall immediately advise Ricoh in writing of any Acquisition Proposal that it receives and provide Ricoh with any such proposal, if the proposal is in writing, or with a written summary of any oral proposal.

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 7 of 15
---------------------------                             ------------------------

         (e) Harris waives any rights of appraisal or rights to dissent from the Merger that it may have under the provisions of the applicable Delaware corporate law or otherwise.

         The Voting and Tender Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the termination of the Voting and Tender Agreement at the written election of Harris in the event that Harris is entitled to decline or withdraw tender of its Issuer Common Stock under the agreement, and (iv) by written notice given by Harris to Ricoh if the Tender Offer has not been effected by the 120th day following November 29, 2000.

         This summary of the Voting and Tender Agreement is qualified in its entirety by reference to the full text of the Voting and Tender Agreement which is filed as Exhibit 2 hereto and is incorporated by reference in response to this Item 4.

         Concurrently with the execution and delivery of the Merger Agreement and the Voting and Tender Agreement, Harris, Ricoh and the Issuer also entered into a Letter Agreement (the "Letter Agreement") which provides that (i) Harris waives certain provisions of Section 2.04(b) of the Tax Disaffiliation Agreement, dated as of November 5, 1999, between Harris and the Issuer (the "Tax Agreement") as such section relates to the Issuer's negotiation of the Merger Agreement and the consummation of the Merger by the Issuer, and (ii) that the negotiation and consummation of the Merger Agreement and the transactions contemplated thereby (including the Voting and Tender Agreement) would not be deemed impermissible Harris Tainting Acts (as such term is defined in the Tax Agreement). Generally, Tainting Acts are acts which could, if undertaken, in certain circumstances result in the Distribution resulting in a gain to Harris for tax purposes.

         This summary of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement which is filed as Exhibit 3 hereto and is incorporated by reference in response to this Item 4.

         The discussion of the Tax Agreement is qualified in its entirety by reference to the full text of the Tax Agreement which is incorporated as Exhibit 4 hereto and is incorporated by reference in response to this Item 4.

         Harris has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 8 of 15
---------------------------                             ------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

         Harris directly and beneficially owns 8,785,958 shares, or approximately 10.4%, of the outstanding Common Stock of the Issuer on the date hereof. Harris possesses sole voting and dispositive power over the shares beneficially owned by it.

         The beneficial ownership of Common Stock by the Individuals is set forth on Schedule I to this Schedule 13D.

         Except as described in Item 4 hereof and as shown on Schedule I hereto, neither Harris nor, to the best knowledge of Harris, any of the Individuals has effected other transactions in the securities of the Issuer in the last sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

         In connection with the Distribution, Harris and the Issuer entered into a Registration Rights Agreement dated November 5, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things,
(i) the Issuer granted Harris certain rights to have its shares of Common Stock registered under the Securities Act of 1933, as amended, and under applicable state securities laws and (ii) Harris agreed on any matter subject to a vote of stockholders of the Issuer to vote or cause to be voted all of the shares of Common Stock beneficially owned by it in proportion to the aggregate votes cast by other stockholders of Issuer entitled to vote on such matter.

         This summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated as Exhibit 5 hereto and is incorporated by reference in response to this Item 6.

         Except as described in Item 4 hereof or in this Item 6, neither Harris nor, to the best knowledge of Harris, any of the Individuals, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 9 of 15
---------------------------                             ------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Merger, dated as of November 29, 2000 among Lanier Worldwide, Inc., Ricoh Company, Ltd. and LW Acquisition Corp. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by LW Acquisition
                           Corp., an indirect wholly-owned subsidiary of Ricoh Company, Ltd. with the Securities and Exchange Commission on December 8, 2000).

         Exhibit 2 Voting and Tender Agreement, dated as of November 29, 2000 among Harris Corporation, Ricoh Company, Ltd. and LW Acquisition Corp.

         Exhibit 3 Letter Agreement, dated November 29, 2000, among Harris Corporation, Ricoh Company, Ltd. and Lanier Worldwide, Inc.

         Exhibit 4 Tax Disaffiliation Agreement, dated as of November 5, 1999, between Lanier Worldwide, Inc. and Harris Corporation, incorporated herein by reference to
                           Exhibit 2.2 to Harris' Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 1999 (date of earliest event reported being November 5, 1999).

         Exhibit 5 Registration Rights Agreement, dated as of November 5, 1999, between Lanier Worldwide, Inc. and Harris Corporation, incorporated herein by reference to
                           Exhibit 2.5 to Harris' Current Report on Form 8-K filed with the Securities and Exchange Commission on on November 19, 1999 (date of earliest event reported being November 5, 1999).

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 10 of 15
---------------------------                             ------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2000




                                       HARRIS CORPORATION

                                       By    /s/ Richard L. Ballantyne
                                          -------------------------------------
                                       Name:  Richard L. Ballantyne
                                       Title: Vice President -- General Counsel
                                              and Secretary

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 11 of 15
---------------------------                             ------------------------


                                   SCHEDULE I
                   DIRECTORS AND EXECUTIVE OFFICERS OF HARRIS

IDENTITY AND BACKGROUND;
BENEFICIAL OWNERSHIP OF COMMON STOCK

                                                         POSITION WITH HARRIS                        NO. OF
      NAME AND BUSINESS ADDRESS                    AND PRESENT PRINCIPAL OCCUPATION                 SHARES(1)
---------------------------------------    --------------------------------------------------    ----------------
DIRECTORS
---------
Phillip W. Farmer*                         Chairman, President and Chief Executive Officer,         240,762
1025 West NASA Blvd.                       Harris Corporation
Melbourne, FL 32919

Alfred C. DeCrane, Jr.                     Director                                                   2,155
Two Greenwich Plaza, Suite 300             Retired Chairman and Chief Executive Officer,
Greenwich, CT  06836                       Texaco Inc.

Ralph D. DeNunzio                          Director                                                   6,000
375 Park Avenue                            President, Harbor Point Associates, Inc.
Suite 2602
New York, NY  10152

Joseph L. Dionne                           Director                                                  50,000
198 North Wilton Road                      Retired Chairman and Chief Executive Officer,
New Canaan, CT  06840                      The McGraw-Hill Companies, Inc.

John T. Hartley                            Director                                                  37,622 (2)
1025 West NASA Blvd.                       Retired Chairman and Chief Executive Officer,
Melbourne, FL  32919                       Harris Corporation

------------------------------------
* Also an Executive Officer

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 12 of 15
---------------------------                             ------------------------

Karen Katen                                Director
235 E. 42nd Street                         Executive Vice President, Pfizer Pharmaceuticals           5,000
15th Floor                                 Group;
New York, NY  10017                        President, U.S. Pharmaceuticals Group

Stephen P. Kaufman                         Director                                                      -0-
25 Hub Drive                               Chairman of the Board, Arrow Electronics, Inc.
Melville, NY
11747-3509

Gregory T. Swienton                        Director                                                      -0-
3600 N.W. 82nd Street                      President and Chief Executive Officer, Ryder
Miami, FL  33166                           System, Inc.

Alexander B. Trowbridge                    Director                                                      -0-
1317 F. Street N.W.                        President, Trowbridge Partners
Suite 500
Washington, DC  20004


OFFICERS
--------
Bruce M. Allan                             President, Broadcast Communications Division               3,882
Harris Broadcast Communications Div.                                                             (owned jointly
4393 Digital Way                                                                                 with spouse)
Mason, OH  45040

Richard L. Ballantyne                      Vice President - General Counsel and Secretary            64,026
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919

James L. Christie                          Vice President - Controller                                 8,060
Harris Corporation                                                                               (shares ownership
1025 West NASA Blvd.                                                                              of 4,299 shares)
Melbourne, FL  32919

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 13 of 15
---------------------------                             ------------------------

Allen E. Dukes                             President, Microwave Communications Division               6,040(3)
Harris Microwave Communications Div.
330 Twin Dolphin Drive
Redwood Shores, CA
94065-1421

Nick E. Heldreth                           Vice President - Human Resources and Corporate            27,851
Harris Corporation                         Relations                                             (12,736 of
1025 West NASA Blvd.                                                                             which are
Melbourne, FL  32919                                                                             owned jointly
                                                                                                 with spouse)

Robert K. Henry                            President, Government Communications Systems               -0-
Harris Government Communications           Division
Systems Div.
2400 NE Palm Bay Road
Palm Bay, FL  32905

Chester A. Massari                         President, RF Communications Division                      8,638
Harris RF Communications Div.                                                                    (owned jointly
1680 University Avenue                                                                           with spouse)
Rochester, NY  14610

Daniel R. Pearson                          President, Network Support Division                        2,102
Harris Network Support Div.
1025 West NASA Blvd.
Melbourne, FL  32919

Bryan R. Roub                              Senior Vice President and Chief Financial Officer        106,500
Harris Corporation                                                                               (100,000 of
1025 West NASA Blvd.                                                                             which are
Melbourne, FL  32919                                                                             jointly owned
                                                                                                 with spouse
                                                                                                 and 2,900 of
                                                                                                 which are owned
                                                                                                 by spouse)

Ronald R. Spoehel                          Vice President - Corporate Development                    20,396
Harris Corporation                                                                               (10,200 of
1025 West NASA Blvd.                                                                             which are
Melbourne, FL  32919                                                                             owned jointly
                                                                                                 with spouse)

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 14 of 15
---------------------------                             ------------------------

David S. Wasserman                         Vice President - Treasurer                                54,800(4)
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919


    (1) Unless otherwise noted, the listed person possesses sole voting and dispositive power with respect to the shares listed and acquired the shares with personal funds or pursuant to a tax free distribution of such shares on November 5, 1999, in respect of shares of Harris common stock owned on November 1, 1999.
    (2) Includes 3,000 shares held by Mr. Hartley's spouse for which he disclaims beneficial ownership.
    (3) Includes 40 shares held by Mr. Duke's spouse for which he disclaims beneficial ownership.
    (4) Includes 3,000 shares held by Mr. Wasserman's spouse for which he disclaims beneficial ownership.



TRANSACTIONS IN COMMON STOCK
WITHIN THE PAST 60 DAYS

                                              PURCHASE OR                                               PRICE PER
NAME                                          SALE(1)          DATE                   NO. OF SHARES     SHARE
Robert K. Henry                               Sale             12/4/00                5,250             $2.625

         (1) Unless otherwise noted, the purchases and sales listed were effected in market transactions.

---------------------------                             ------------------------
CUSIP No. 51589L10-5                                    Page 15 of 15
---------------------------                             ------------------------

                                  EXHIBIT LIST

Exhibit 1 Agreement and Plan of Merger, dated as of November 29, 2000 among Lanier Worldwide, Inc., Ricoh Company, Ltd. and LW Acquisition Corp. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by LW Acquisition Corp., an indirect wholly-owned subsidiary of Ricoh Company, Ltd. with the Securities and Exchange Commission on December
                           8, 2000).

Exhibit 2 Voting and Tender Agreement, dated as of November 29, 2000 among Harris Corporation, Ricoh Company, Ltd. and LW Acquisition Corp.

Exhibit 3 Letter Agreement, dated November 29, 2000, among Harris Corporation, Ricoh Company, Ltd. and Lanier Worldwide, Inc.


Exhibit 4 Tax Disaffiliation Agreement, dated as of November 5, 1999, between Lanier Worldwide, Inc. and Harris Corporation, incorporated herein by reference to
                           Exhibit 2.2 to Harris' Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 1999 (date of earliest event reported being November 5, 1999).

Exhibit 5 Registration Rights Agreement, dated as of November 5, 1999, between Lanier Worldwide, Inc. and Harris Corporation, incorporated herein by reference to
                           Exhibit 2.5 to Harris' Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 1999 (date of earliest event reported being November 5, 1999).

----------------------------
CUSIP No. 51589L10-5
----------------------------


                                    Exhibit 2
                           VOTING AND TENDER AGREEMENT

================================================================================



                           VOTING AND TENDER AGREEMENT

                                  by and among

                               HARRIS CORPORATION,

                               RICOH COMPANY LTD.

                                       and

                              LW ACQUISITION CORP.

                          Dated as of November 29, 2000

                                 TABLE OF CONTENTS


                                                                                                       Page
                                                                                                       ----

VOTING AND TENDER AGREEMENT..............................................................................1

ARTICLE I           DEFINITIONS..........................................................................1

ARTICLE II          AGREEMENT OF PRINCIPAL STOCKHOLDER TO TENDER AND TO VOTE.............................2
     Section 2.1    Tender Agreement.....................................................................2
     Section 2.2    Voting Agreement.....................................................................3

ARTICLE III         REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDER..........................3
     Section 3.1    Authority Relative to This Agreement.................................................3
     Section 3.2    No Conflict(a).......................................................................3
     Section 3.3    Title to the Shares..................................................................4
     Section 3.4    No Finder's Fee......................................................................4

ARTICLE IV          COVENANTS OF THE PRINCIPAL STOCKHOLDER...............................................4
     Section 4.1    No Inconsistent Agreements...........................................................4
     Section 4.2    No Encumbrances......................................................................4
     Section 4.3    No Solicitation......................................................................5
     Section 4.4    Waiver of Appraisal Rights...........................................................5
     Section 4.5    Commercially Reasonable Efforts......................................................5

ARTICLE V           REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY.......................5
     Section 5.1    Authority Relative to This Agreement.................................................5
     Section 5.2    No Conflict..........................................................................6

ARTICLE VI          MISCELLANEOUS........................................................................6
     Section 6.1    Termination..........................................................................6
     Section 6.2    Non-Survival.........................................................................6
     Section 6.3    Specific Performance.................................................................7
     Section 6.4    Headings.............................................................................7
     Section 6.5    Entire Agreement.....................................................................7
     Section 6.6    Amendment............................................................................7
     Section 6.7    Severability.........................................................................7
     Section 6.8    Governing Law........................................................................7
     Section 6.9    Jurisdiction.........................................................................7
     Section 6.10   Waiver of Jury Trial.................................................................8
     Section 6.11   Counterparts.........................................................................8
     Section 6.12   Successors and Assigns...............................................................8
     Section 6.13   Notices..............................................................................8

                           VOTING AND TENDER AGREEMENT

                  VOTING AND TENDER AGREEMENT, dated as of November 29, 2000 (this "AGREEMENT"), between HARRIS CORPORATION, a Delaware corporation (the "PRINCIPAL STOCKHOLDER"), RICOH COMPANY LTD., a Japanese corporation ("PARENT"), and LW ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUBSIDIARY").

                  WHEREAS, Lanier Worldwide, Inc., a Delaware corporation (the "COMPANY"), Parent and Merger Subsidiary are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time in accordance with its terms, the "MERGER AGREEMENT"), which provides for, among other things, an offer to purchase by Merger Subsidiary all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "COMMON SHARES"), including the associated rights ("RIGHTS") to purchase shares of Participating Preferred Stock, $.01 par value per share, issued pursuant to the Company Rights Plan (the Common Shares, together with the Rights, are hereinafter referred to as the "COMPANY SHARES"), followed by the merger of Merger Subsidiary with and into the Company (the "MERGER"), with the Company surviving the Merger;

                  WHEREAS, as of the date hereof, the Principal Stockholder owns 8,785,958 Company Shares; and

                  WHEREAS, as a condition to the willingness of Parent and Merger Subsidiary to enter into the Merger Agreement, each of Parent and Merger Subsidiary has requested that the Principal Stockholder agree, and the Principal Stockholder has agreed, to enter into this Agreement with respect to (a) all of the Company Shares now owned and which may hereafter be acquired (whether by means of purchase, dividend, distribution or in any other way) by the Principal Stockholder (collectively, the "SHARES") and (b) certain other matters as set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

                  Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement as in effect on the date hereof.

                                   ARTICLE II

            AGREEMENT OF PRINCIPAL STOCKHOLDER TO TENDER AND TO VOTE

         Section 2.1 TENDER AGREEMENT. (a)(i) The Principal Stockholder shall validly tender for sale to Merger Subsidiary, pursuant to the terms of the Offer and Rule 14d-2 under the Exchange Act, no later than the tenth business day after commencement of the Offer or, if later, the fifth business day following receipt of the applicable Offer Documents, the Company Shares then owned of record or beneficially by the Principal Stockholder and (ii) except as provided in clause (a)(i) above, during the time this Agreement is in effect, the Principal Stockholder shall not transfer, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, enter into any contract, option or other agreement or understanding with respect to, or otherwise dispose of (whether by operation of law or by agreement or otherwise), any Company Shares, or any right, title or interest therein or thereto. The Principal Stockholder hereby acknowledges and agrees that Parent's and Merger Subsidiary's obligation to accept for payment and pay for the Company Shares in the Offer, including all Company Shares beneficially owned by the Principal Stockholder, is subject to the terms and conditions of the Offer and the Merger Agreement.

         (b) The Principal Stockholder shall not, subject to applicable law, withdraw the tender of its Company Shares effected in accordance with the foregoing paragraph (a); provided, however, the Principal Stockholder may decline to tender, or may withdraw, any and all of such Company Shares, if (i) without the prior written consent of the Principal Stockholder, Parent and/or Merger Subsidiary shall amend the Offer to (A) reduce the price per share to be paid to less than $3.00 per share, net to the seller in cash, (B) reduce the number of Common Shares subject to the Offer, (C) change the form of consideration payable in the Offer, or (D) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of the Company; (ii) any governmental entity shall have issued a final, nonappealable order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting, the Principal Stockholder from tendering Company Shares; or (iii) the Company's board of directors has not recommended to stockholders of the Company, or has withdrawn its recommendation, that such stockholders accept the Offer and tender their Company Shares pursuant to the Offer and approve and adopt the Merger Agreement and Merger.

         (c) The Principal Stockholder hereby permits Parent and Merger Subsidiary to publish and disclose in the Offer Documents and, if approval of the Company's stockholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Shares and the nature of its commitments, arrangements and undertakings under this Agreement, subject to providing a copy of such disclosure to the Principal Stockholder and considering any reasonable comments thereon provided by the Principal Stockholder.

         Section 2.2 VOTING AGREEMENT. The Principal Stockholder hereby agrees that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Principal Stockholder shall vote its Company Shares in a manner consistent with Section 2.01(b) of the Registration Rights Agreement, dated November 5, 1999, between Principal Stockholder and the Company, as the same is in effect on the date hereof.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                          OF THE PRINCIPAL STOCKHOLDER

         The Principal Stockholder hereby represents and warrants to Parent and Merger Subsidiary as follows:

         Section 3.1 AUTHORITY RELATIVE TO THIS AGREEMENT. The Principal Stockholder has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Principal Stockholder and the consummation by the Principal Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Principal Stockholder, and no other proceedings on the part of the Principal Stockholder are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Principal Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of the Principal Stockholder, enforceable against the Principal Stockholder in accordance with its terms.

         Section 3.2 NO CONFLICT. (a) The execution and delivery of this Agreement by the Principal Stockholder do not, and the performance of this Agreement by the Principal Stockholder shall not, (i) conflict with or violate the organizational documents of the Principal Stockholder, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Principal Stockholder or by which the Shares are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse or time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Principal Stockholder is a party or by which the Principal Stockholder or the Company Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Principal Stockholder of its obligations under this Agreement.

         (b) The execution and delivery of this Agreement by the Principal Stockholder do not, and the performance of this Agreement by the Principal Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any Governmental Entity except for (i) applicable requirements, if any, of the HSR Act and the Exchange Act, (ii) any requirements imposed solely as a result of the fact that Parent is not incorporated in the United States and (iii) except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Principal Stockholder of its obligations under this Agreement.

         Section 3.3 TITLE TO THE SHARES. As of the date hereof, the Principal Stockholder is the record and beneficial owner of 8,785,958 Company Shares. Such Company Shares are all of the securities of the Company owned, either of record or beneficially, by the Principal Stockholder and the Principal Stockholder owns no other rights or interests exercisable for or convertible into any securities of the Company. The Company Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreement, limitations on the Principal Stockholder's voting rights (other than the Registration Rights Agreement, dated November 5, 1999, between the Company and the Principal Stockholder), charges and other encumbrances of any nature whatsoever. The Principal Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Company Shares, except in connection with the 2000 Annual Meeting of the Company. Upon purchase of the Company Shares by Merger Subsidiary, Merger Subsidiary will at the time of such purchase deliver to Merger Subsidiary good and valid title to the Company Shares, free and clear of any lien, charge, encumbrance or similar claim of whatever nature.

         Section 3.4 NO FINDER'S FEE. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Principal Stockholder.

                                   ARTICLE IV

                     COVENANTS OF THE PRINCIPAL STOCKHOLDER

         Section 4.1 NO INCONSISTENT AGREEMENTS. The Principal Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, the Principal Stockholder shall not enter into any agreement or grant a proxy or power of attorney with respect to the Company Shares which is inconsistent with this Agreement.

         Section 4.2 NO ENCUMBRANCES. The Principal Stockholder hereby covenants and agrees that the Principal Stockholder shall not by any action or omission cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusal, agreements or limitations on the Principal Stockholder's voting rights, to attach to the Company Shares to be tendered to Merger Subsidiary pursuant to
Section 2.1.

         Section 4.3 NO SOLICITATION. The Principal Stockholder hereby agrees that it shall not (and shall cause its Subsidiaries, controlled Affiliates, officers, directors, partners, employees and, to the extent acting on its behalf, its representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to) directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiate with, or provide any information to, any Person or group (other than Parent) concerning any Acquisition Proposal, or make a public announcement in support of any Acquisition Proposal or that encourages stockholders of the Company not to support the Offer and the Merger. From and after the execution of this Agreement and while this Agreement is in effect, the Principal Stockholder shall immediately advise Parent in writing upon the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal, identify the offeror and furnish to Parent a copy of any such proposal or inquiry, if it is in writing, or a written summary of any oral proposal or inquiry relating to an Acquisition Proposal. The Principal Stockholder shall promptly advise Parent of any development relating to such proposal.

         Section 4.4 WAIVER OF APPRAISAL RIGHTS. The Principal Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under the DGCL or otherwise.

         Section 4.5 COMMERCIALLY REASONABLE EFFORTS. The Principal Stockholder shall promptly consult with Parent and use commercially reasonable efforts to provide any necessary information and material with respect to all filings made by the Principal Stockholder with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby. Parent acknowledges that the Principal Stockholder will file an amendment to Schedule 13D or 13G in connection with this Agreement.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                         OF PARENT AND MERGER SUBSIDIARY

         Parent and Merger Subsidiary hereby represent and warrant to the Principal Stockholder as follows:

         Section 5.1 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Subsidiary has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Subsidiary and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby have been duly and validly authorized by Parent and Merger Subsidiary, and no other proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery by the Principal Stockholder, constitutes a legal, valid and binding obligation of Parent and Merger Subsidiary, enforceable against them in accordance with its terms.

         Section 5.2 NO CONFLICT. (a) The execution and delivery of this Agreement by each of Parent and Merger Subsidiary do not, and the performance of this Agreement by each of Parent and Merger Subsidiary shall not, (i) conflict with or violate the organizational documents of the Parent or Merger Subsidiary,
(ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or Merger Subsidiary or (iii) result in any breach of or constitute a default (or an event that with notice or lapse or time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary is bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Parent or Merger Subsidiary of its obligations under this Agreement or the Merger Agreement.

         (b) The execution and delivery of this Agreement by each of Parent and Merger Subsidiary do not, and the performance of this Agreement by each of Parent and Merger Subsidiary shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any Governmental Entity except for applicable requirements, if any, of the HSR Act and the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Parent or Merger Subsidiary of its obligations under this Agreement or the Merger Agreement.

                                   ARTICLE VI

                                  MISCELLANEOUS

         Section 6.1 TERMINATION. This Agreement shall terminate upon the earlier of (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the termination of the Agreement at the written election of the Principal Stockholder in the event the Principal Stockholder is entitled to decline to tender or withdraw Company Shares pursuant to the proviso contained in Section 2.1(b) of this Agreement; and (iv) by written notice given by the Principal Stockholder to the Parent if the Offer has not been effected by the 120th day following the date hereof.

         Section 6.2 NON-SURVIVAL. The representations and warranties made herein shall terminate upon the Principal Stockholder's sale of the Shares to Merger

Subsidiary in the Offer, other than the Principal Stockholder's representations in Sections 3.3 and 3.4, which shall survive the sale of the Shares.

         Section 6.3 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement are not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         Section 6.4 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 6.5 ENTIRE AGREEMENT. This Agreement, together with the Confidentiality Agreement, September 28, 2000, by and among Parent and Principal Stockholder, constitute the entire agreement among Parent, Merger Subsidiary and the Principal Stockholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among Parent, Merger Subsidiary and the Principal Stockholder with respect to the subject matter hereof and thereof.

         Section 6.6 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

         Section 6.7 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated.

         Section 6.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

         Section 6.9 JURISDICTION. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the courts of the State of Delaware and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in
Section 6.13, such service to become effective 10 days after such mailing.

         Section 6.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         Section 6.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         Section 6.12 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and which transfer shall not relieve the Principal Stockholder of its obligations hereunder in the event of a breach by its transferee).

         Section 6.13 NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

                  if to Parent or Merger Subsidiary, to:

                  15-5, Minami-Aoyami 1-Chome
                  Minato-ku, Tokyo 107-8544, Japan
                  Telephone:     (81) 3-5411-4654
                  Telecopy:      (81) 3-5411-4661
                  Attention:     Yukio Mizutani


                  with a copy to:

                  Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, New York  10019
                  Telephone:     (212) 373-3000
                  Telecopy:      (212) 757-3990
                  Attention:     Marc E. Perlmutter, Esq.

                  if to the Principal Stockholder, to:

                  Harris Corporation
                  1025 West Nasa Boulevard
                  Melbourne, Florida  32919
                  Telephone:     321-727-9100
                  Telecopy:      321-727-9625
                  Attention:     Corporate Secretary


                  with a copy to:

                  Harris Corporation
                  1025 West Nasa Boulevard
                  Melbourne, Florida  32919
                  Telephone:     321-727-9125
                  Telecopy:      321-727-9234
                  Attention:     Scott T. Mikuen, Esq.


or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto given in accordance with this
Section 6.13. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 6.13.

                  IN WITNESS WHEREOF, the Principal Stockholder, Parent and Merger Subsidiary have caused this Agreement to be duly executed as of the date hereof.

                                HARRIS CORPORATION

                                By:      /s/ David S. Wasserman
                                         -----------------------------
                                         Name: David S. Wasserman
                                         Title: Vice President - Treasurer


                                RICOH COMPANY LTD.
                                By:      /s/ M. Takeiri
                                         -----------------------------
                                         Name: Masami Takeiri
                                         Title: Managing Director and Executive
                                                Vice President


                                LW ACQUISITION CORP.

                                By:      /s/ M. Takeiri
                                         -----------------------------
                                         Name: Masami Takeiri
                                         Title: President

                                    EXHIBIT 3

                                LETTER AGREEMENT

                             [Letterhead of Harris]

                                                              November 29, 2000



Lanier Worldwide, Inc.
2300 Parklake Drive, N.E.
Atlanta, GA 30345

         We refer to the Tax Disaffiliation Agreement, dated as of November 5, 1999, between Harris Corporation, a Delaware corporation ("Harris"), and Lanier Worldwide, Inc., a Delaware corporation ("Lanier"), (the "Tax Agreement"). This agreement is being made in connection with the Merger Agreement ("Merger Agreement"), dated November 29, 2000, among Ricoh Company, Ltd., a Japanese corporation ("Ricoh"), LW Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ricoh ("Merger Sub"), and Lanier, relating to the merger of Merger Sub with and into Lanier (the "Merger").

         Harris and Lanier hereby agree that:

         1. Notwithstanding Section 2.04(b) of the Tax Agreement, Harris hereby waives the provisions of the first sentence of such Section as it relates to the negotiation of the Merger Agreement and the consummation of the Merger.

         2. For purposes of the Tax Agreement, Lanier acknowledges and agrees that the negotiation, execution and delivery of the Merger Agreement and the Voting and Tender Agreement dated as of November 29, 2000, and the consummation of the transactions contemplated by such Agreements, and any participation of Harris in connection with such events, will never constitute or be deemed to constitute Harris Tainting Acts (as defined in the Tax Agreement), although such events might constitute Lanier Tainting Acts.

         Both parties hereby agree to and accept the terms and conditions of this letter agreement and agree to be bound by the terms hereof by their execution of this letter agreement by their respective authorized representative.

         Except as expressly set forth in this letter, there are no other amendments or modifications to the Tax Agreement or any other agreement or instrument entered into by Lanier and Harris in connection with the Distribution (as defined in the Tax Agreement).

                                             Sincerely,

                                             HARRIS CORPORATION


                                             By:  /s/ David S. Wasserman
                                                ------------------------
                                                Name: David S. Wasserman
                                                Title: Vice President, Treasurer


Accepted and Agreed to on this 29th day of November, 2000.

LANIER WORLDWIDE, INC.


By:  /s/ Wesley E. Cantrell
   ------------------------
     Name: Wesley E. Cantrell
     Title: Chief Executive Officer

Acknowledged on this
29th day of November, 2000

RICOH COMPANY, LTD.


By:  /s/ Masami Takeiri
   --------------------
     Name: Masami Takeiri
     Title: Managing Director and Executive
               Vice President